

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 14, 2010

VIA INTERNATIONAL MAIL AND FAX (905) 863-7492
Mr. Paviter S. Binning
Executive Vice President and Chief Financial Officer
Nortel Networks Limited
5945 Airport Road
Suite 290
Toronto, Ontario, Canada

> **Re: Nortel Networks Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 001-34243**

Dear Mr. Binning:

　　We have reviewed your supplemental response letter dated December 18, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Significant Business Divestitures, page 84

1. We note your response to comment three in our letter dated December 3, 2009. It is still unclear to us why you considered your "operating segments under SFAS 131 to also represent … asset groups under SFAS 144 because of the cash flow interdependencies between the various product portfolios…" Please tell us in detail the nature of the cash flow interdependencies between the various product portfolios. On page 91 of your 2008 Form 10-K, you alluded to significant asset groups and distinguished them from reporting units (operating segments) when you indicated that you tested them separately for recoverability. Refer to "results of testing for recoverability of a significant asset group *within a reporting unit.*" On page 93, you specified that the recoverability testing of such asset groups "included cash flow projections from operations along with cash flows associated with the eventual disposition of the long-lived assets, where appropriate." There was no indication in the filing that your asset groups were the same as your

operating segments. Please reconcile inconsistencies between your response and your disclosures.

2. Additionally, on page 91 of your filing, it appears that you deem certain of your subsidiaries as a component of a reporting unit based on your disclosures. Tell us if your divestitures include such subsidiaries that had been deemed components of any of your reporting units. If they were not, or would not be, reported as discontinued operations, please tell us why.

3. In order that we may better understand your conclusion that most of the subject divestitures did not meet the criteria to be classified as discontinued operations, please tell us if any discrete financial information (i.e., distinguishing the businesses/ assets held for sale from your ongoing business) was made available to regulatory authorities in order to secure court approvals in the U.S., Canada, and EMEA for the auction and closing of the sale of such businesses, as well as to the successful bidders, including but not limited to Ciena and Ericsson.

4. In connection with customary closing conditions on the sale of these businesses, please tell us on what basis post-closing purchase price adjustments will be made.

5. In connection with significant divestitures as reported in various Forms 8-K, tell us how you complied with the requirements under Rule 11-01(a)(4) and (b)(2) of Regulation S-X.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director